Exhibit 99.1

Nova Minerals Secures Land Use for Antimony Refinery at Port MacKenzie as it Targets the Production of Military-Spec Antimony in 2026/27

Anchorage Alaska, October 10, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that it has secured a land use permit for 42.81 acres of commercial industrial zoned land (Figures 1 and 3) near to the critical Port MacKenzie infrastructure for a proposed antimony refinery as part of a commercial operation of a U.S. critical minerals hub, paving the way to potentially become a key supplier to the U.S. military and consumer markets.

Highlights

●	Following the award of US$43.4 million from the U.S. Department of War (DoW), Nova has initiated its plan to onshore antimony production in Alaska, targeting first output within 24 months.

●	Aligned with its goal to become a leading antimony supplier to the U.S. military and industrial markets, Nova has developed plans for a proposed downstream refinery at Port Mackenzie and is actively negotiating with the U.S. government on additional federal funding initiatives (Figures 1, 2 and 3).

●	Nova holds a commanding first-mover advantage as the sole emerging antimony producer, with secured land in a key regional commercial industrial zone, robust government support, and critical infrastructure in place for its planned antimony processing and refining operations at the deep-water commodity centric Port MacKenzie (Port Mac), positioning it to become a pivotal supplier in the U.S. antimony market.

●	Land use permit for the commercial operation of a U.S. critical minerals production hub secured to begin establishing downstream antimony processing and refining operations in Alaska’s Mat-Su Borough, an area with ready infrastructure for rapid development.

●	The proposed refinery site at Port Mac is strategically aligned with the fast-progressing West Susitna Access Road and other regional development projects currently underway.

●	Nova has attracted strong interest and fielded many calls from other antimony projects for seeking off-take beyond Estelle’s stockpiles and is working with partners in the U.S. and Australia to fast-track offtake agreements, including a strategic partnership to secure additional future antimony supply from Adelong Gold, located just 50 km south of the world-class Costerfield gold-antimony operation owned by Alkane Resources.

●	In addition to its strategic antimony assets, the Company continues to progress its multi-million ounce gold deposits towards feasibility and production.

Account #7170000T003
Location of Nova Minerals Antimony Refinery
S 14N04W23 - Tax Map PM 06
MSB/LRMD October 2025
Feet
0 500 1,000 1,500
VICINITY MAP
Point MacKenzie
Anchorage
Distance To:
Parks Highway 39m
Anchorage 79m
Fairbanks 345m
2.42 MILES FROM SITE TO PORT
23
20
W Point MacKenzie Rd
NOVA MINERALS
Site secured for proposed Nova antimony refinery
42.81 Acres
Point MacKenzie Rail Extension ROW
26
25
W Syren Dr
Port MacKenzie

Figure 1. Aerial view of Port MacKenzie highlighting the site for Nova’s proposed antimony refinery. Source: Port MacKenzie Operations

David Griffin, MPE, Director, Port MacKenzie, Matanuska-Susitna Borough commented: “As Director of Port MacKenzie, I strongly support Nova Minerals’ antimony refinery project. It aligns with our goals of economic growth, job creation, and sustainable resource development. The refinery will enhance regional supply chains, boost our export portfolio with a critical mineral, and solidify Port MacKenzie’s role in supporting innovative industries that benefit the Matanuska-Susitna Borough. This project promises significant community value through employment and responsible operations and national security.”

Mike Brown, Borough Manager, Matanuska-Susitna Borough commented “The signing of this land use agreement with Alaska Range Resources marks a significant step forward for Port MacKenzie. This initiative positions our region for critical mineral development and strengthens our role in supporting national security. We look forward to working collaboratively with Alaska Range Resources as they evaluate the potential for a long-term antimony processing facility that could bring lasting economic and strategic benefits to Alaska and our nation.”

Nova CEO, Mr Christopher Gerteisen commented: “On behalf of Nova Minerals, I extend our heartfelt gratitude to Governor Dunleavy and his administration for ongoing steadfast support, as well as to the Port MacKenzie Authority, the Mat-Su Borough Assembly, and Mayor Edna DeVries for their ongoing commitment to support the mineral development industry, including Nova Minerals. This is a defining moment for Nova Minerals and for U.S. critical mineral independence. With the land use permit secured and the Department of War award, we are rapidly advancing our vision to become the leading U.S. miner and producer of refined antimony products — strategic, secure, and proudly made in the USA. We are fast-tracking phase 1 production of military-spec antimony, targeting delivery of our first product to the Department of War within 24 months, underscoring our commitment to supporting critical national defense needs.

The planned refinery development in the Port MacKenzie industrial district is a cornerstone of a vertically integrated domestic antimony supply chain. The Port Mac site has immediate access to key infrastructure and utilities. Our active engagement with federal agencies such as the DoW, Exim Bank, DoE, DLA and state departments highlights Nova’s growing role in strengthening U.S. defense and energy security. Backed by strong government support, strategic partnerships, a highly capable leadership team, and land secured to commence construction of a downstream refinery, Nova holds a commanding first-mover advantage as the sole emerging fully integrated antimony producer and supplier to the U.S. military and domestic markets.”

Land Use Permit Secured for Antimony Refinery

Nova has secured a land use permit for 42.81 acres of commercial industrial zoned land (Figures 1 and 3) near to the critical Port MacKenzie infrastructure for a proposed antimony refinery, paving the way to potentially become a key supplier to the U.S. military and consumer markets.

Following the successful completion of phase 1, it is the Company’s intention to commence phase 2 which includes scaling up mining operations and establishment a full scale antimony refinery which will position Alaska as the premier fully-integrated, mining to refining, U.S. domestic antimony production hub. The Port Mac facility will ultimately produce a full range of antimony products, including, Antimony Trisulfide (Sb₂S₃), Antimony Trioxide (Sb₂O₃), and Antimony Metal, for both the U.S. military and industrial base applications.

Estelle Antimony Assets – From Mining to Refined Product

Fully Secured and Integrated U.S. Domestic Antimony Supply Chain Based in Alaska

Estelle Project
Estelle Project Mines
Concentrator for Refinery Feedstock
Feedstock from existing mines
Feedstock from historical reclamations
Out of state feedstock
West Susitna Access Road Commencing construction in 2025
Land freight
Rail freight
Central Refinery
Port Mackenzie
Anchorage
Sea freight
Air freight
Future export potential
Beaufort Sea
ALASKA
YUKON
Gulf of Alaska

Figure 2. Nova’s proposed fully secured and integrated U.S. domestic antimony supply chain plan

Figure 3. Photo of the proposed Port MacKenzie refinery site land area where Nova has obtained land use rights

Port MacKenzie Infrastructure

Port MacKenzie (Port Mac) is located in the Upper Cook Inlet with immediate access to major road corridors to the Mat-Su Valley, north to Fairbanks, and south to Anchorage. Designed with plenty of room to grow, it is the only port in Alaska with an extensive >9,000-acres (14 square miles) dedicated to commercial and industrial development and growth, including the area where Nova has now secured its refinery land use permit.

Facilities include a 15-acre gravel surface barge dock and the deepest draft dock capability in the Upper Cook Inlet, both of which are carefully designed to efficiently import and export many types of cargoes, including natural resources.

Port Mac is an industrial hub designed as a bulk commodity export facility, supporting industries like mining and timber. The Port includes a 1,200-foot long deep-draft dock designed to handle large vessels, including Panamax and Cape Class ships, in deep water, and a separate 500-foot long barge dock with a gravel surface, suitable for shallow-water and river barges.

A proposed 32-mile rail spur, and its proximity to the fast-progressing West Susitna Access Road project, will create a faster and less expensive export route for the Interior’s resources.

For more details on the Port MacKenzie operations please refer to their website https://portmackenzie.matsugov.us/

Figure 4. Photo showing the Port MacKenzie infrastructure

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: XTIA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196